TYG Solutions Corp.

202 Avenue F. Brooklyn, NY 11218

June 22, 2016

Mark P. Sherman

Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

                                                Re:      TYG Solutions Corp.

                                                            Amendment No. 9 to Registration Statement on Form S-1

Filed May 19, 2016

                                                            File No. 333-198284

Dear Mr. Sherman:

            In response to your letter of May 20, 2016, the Company has today filed Amendment No. 10 to the Registration Statement to include March 31, 2016 financials.

Sincerely,

TYG Solutions Corp.

/s/ Natan Barmatz

Natan Barmatz

President